FOR IMMEDIATE RELEASE	November 7, 2008

The Economic Report to Feature Micromem

“Rising stars in Random Access Technologies”

TORONTO, ONTARIO, November 7, 2008 –Micromem Technologies Inc. [OTC BB: MMTIF] previously announced that it will be featured on The Economic Report in an upcoming episode as part of the show’s series on Rising Stars in Random Access Technologies. The company would like to inform shareholders that management has approved the final version of the segment and is waiting to confirm an airing date. Once a date has been confirmed Micromem will notify its shareholders through a press release. In addition the company will post the video clip on its website.

The Economic Report airs during the day on a variety of well-known news networks throughout the country. In a multi-dimensional format, the show begins by introducing each new story and each show’s theme, providing a sense of consistency throughout the segments. More information regarding The Economic Report can be found on the company’s website: http://theeconomicreport.com/index.php

For further information and companies interested in better understanding the Micromem technology and participating in future field trials are encouraged to contact Jason Baun, Chief Information Officer 1-877-388-8930

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF) fables semiconductor company with headquarters in Toronto, Canada and an office in New York City.  Micromem holds and continues to develop a broad-based patent portfolio of Magnetoresistive Random Access Memory (MRAM) and magnetic sensor technologies.  Micromem’s MRAM patents create a solution for performance driven, radiation hard, non-volatile memory applications.  MASTInc is focused on business development efforts and is working on the launch of sensory products for use in both defense and consumer applications. Its first product, GC-0301, is far superior to the competition with over 200 V/T, making it one of the most sensitive hall sensors on the market without the need for external amplification.  MASTInc is working with companies that have large-scale capabilities and expects to sign contracts in the coming quarters.

Safe Harbor Statement

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem's actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromem's filings with the Securities & Exchange Commission. There can be no guarantee that Micromem will be able to enter into any commercial arrangements on terms that are favorable to it, or at all. For more information, please refer to Micromem's Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 83,186,667
SEC File No: 0-26005

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